Exhibit 99.1

LONE STAR VALUE URGES DAKOTA PLAINS TO SELL THE COMPANY

NEW YORK, April 14, 2015 – Lone Star Value Management, LLC (together with its affiliates, “Lone Star Value”, “we”, or “us”) is a significant, long-term shareholder of Dakota Plains Holdings, Inc. (“Dakota Plains” or the “Company”) (NYSE: DAKP) with ownership of approximately 4.3 million shares of common stock which represents almost 8% ownership of the Company and makes us the Company’s largest shareholder.  Lone Star Value invests in undervalued, small-cap companies and seeks to engage with its portfolio companies to maximize value for all shareholders.

Over the past few months, we made every effort to engage with the Board and management of Dakota Plains with a goal of maximizing shareholder value, rights, and representation.  In our December 2014 press release, we highlighted the value we saw in the Company’s assets and called on the Board to initiate a robust strategic alternatives process to sell the Company in a competitive auction to the highest bidder, most likely to an MLP.  Subsequently, in our discussions with the Company, we encouraged the addition of new directors to the Board with relevant expertise and proven track records to ensure that a successful strategic review process be executed with the best interests of shareholders as the paramount objective.

Since then, under pressure from Lone Star Value and apparently fearing a proxy contest, the Board on the surface approved a number of the changes we demanded.  For example, the Board announced the formation of a strategy committee of the Board, commenced a formal strategic alternatives review process, retained SunTrust to assist with this process, and added two new directors on the Board.

Normally, we would put these developments in the category of a victory for shareholders and commend the board for making the right first steps.  In this case, however, we believe that the changes were only made in reaction to our involvement and it is troubling that the Board did not proactively seek to do what is best for shareholders without pressure from Lone Star Value.  What is ultimately the most important factor to us is that the right strategic course is actually pursued and shareholder value is maximized.  We remain concerned and skeptical because in the process of our months-long engagement with the incumbent directors and the CEO, they took many steps that unambiguously revealed to us that they place their personal interests above those of the shareholders.

We have no interest in recounting the full chronology of defensive maneuvers, bad faith negotiating, and self-serving choices by the Board in its dealings with us.  However, for the sake of setting the record straight, we point out to only a few particularly egregious examples that we find very illuminating.

SETTING THE RECORD STRAIGHT

Settlement negotiations collapsed because CEO McKenzie demanded he be paid a change in control payment of approximately $3 million as a result of the settlement he personally was negotiating with us and which contemplated the addition of independent directors approved by the incumbent Board

For context, in most cases, senior executives’ employment agreements contain “double-trigger” change in control provisions meaning that both a change in control must occur and the executive must be terminated within a certain period afterwards in order to trigger the payment.  CEO McKenzie, however, has a shareholder-unfriendly “single-trigger” employment contract which could, under certain circumstances, allow him to receive a large payment while remaining Chairman and CEO.  Mr. McKenzie strongly took the position that the changes to the Board we were discussing would result in a change of control payment to him of approximately $3 million using a dubious interpretation of his change of control clause.  We disagree there is, or should be, a change in control when the incumbent Board approves the new directors as part of a settlement agreement whether or not with our nominees.  Note that CEO McKenzie could potentially be entitled to a second change in control payment upon a sale of the Company after 13 months.  In light of this harm to shareholders, we asked CEO McKenzie to abandon his claims for approximately $3 million resulting from the settlement he was personally negotiating with us on behalf of the Company.  In addition, we have serious questions about the propriety, from a corporate governance perspective, of CEO McKenzie personally leading negotiations in which he had a vested interest rather than an independent committee of the Board.  CEO McKenzie continually refused to abandon his claims to $3 million in change in control payments (to which we do not believe he was entitled) and instead of focusing on shareholders first and foremost and resolving this issue with us, the Board chose to act unilaterally without Lone Star Value and announce reactive changes to its composition.

While purporting to support good corporate governance, the Board abruptly adopted shareholder-unfriendly entrenchment devices that went against the very essence of good faith negotiations with us

Lone Star Value is a staunch proponent of good corporate governance and we had made it very clear that one of our main objectives in negotiating a settlement was to improve corporate governance at Dakota Plains.  We were shocked and disappointed to see the Board abruptly make a number of shareholder unfriendly governance changes while in the final stages of negotiating a settlement agreement with us.  We wrote them privately to stress their actions went against the very essence of good faith negotiations.  The settlement we had hoped to reach was intended to foster a culture of strong corporate governance, accountability, and shareholder rights.  The Board’s actions not only completely undermined their claims to us that they support good corporate governance but also showed that while we were working hard to reach an agreement and avoid a contest, the Board was preoccupied with protecting their jobs.

Instead of adding independent experts and shareholder representatives on the Board, the McKenzie–led Board unilaterally added CEO McKenzie’s hand-picked candidates including an old business connection

In the hopes of reaching a mutually agreeable resolution, Lone Star Value had proposed independent experts with proven track records to join the Board.  In the midst of negotiations with us, however, the McKenzie-led Board without any notice (let alone any “vetting” or approval contrary to what the Company has falsely claimed) abruptly announced unilateral changes to the Board.  CEO McKenzie personally selected Mr. Kroloff and Mr. Blank to join the Board.  We believe Mr. Blank’s experience is highly relevant and we therefore had suggested his addition to the Board in the context of a larger settlement agreement involving more changes to the Board but we have several concerns with Mr. Kroloff which we had expressed to the CEO.

Mr. Kroloff is a longtime friend of CEO McKenzie.  They served together both at BP Amoco and Toreador Resources Corporation (“Toreador”).  The Kroloff-McKenzie era at Toreador was not a good one for shareholders.  Toreador’s stock price declined more than 60% while Mr. Kroloff was on the Board.  We can only assume he was added to the Dakota Plains Board more for his loyalty to CEO McKenzie than for his track record of delivering value for shareholders.  CEO McKenzie himself also has a poor track record of creating value for shareholders.  While he was CEO of Canadian Superior, the stock price declined over 60% and he left abruptly after less than two years as CEO.  While he was CEO of Toreador, the stock price massively underperformed the company’s peer group and CEO McKenzie once again left abruptly after Toreador’s reverse merger with ZaZa Energy Corporation.  In addition, Dakota Plains’ stock price had fallen by over 60% from the start of CEO McKenzie’s tenure until the time of our press release on December 15, 2014.

As a result of the changes the incumbents unilaterally made without shareholder input, the Board has changed, but it has yet to prove it has improved.  Under the new Board’s watch, Dakota Plains announced on March 19, 2015 that the Board prematurely released the filing of its Annual Report on Form 10-K prior to BDO, its auditor, signing off on the report.  BDO released a statement that they did not provide Dakota Plains with the authority to publish the 10-K and that BDO had not completed its internal process.  In a subsequent Form 8-K, BDO informed Dakota Plains of its intention to decline to stand for re-election as the Company’s auditor.  We question if the shareholders of Dakota Plains can trust these directors to execute successfully a robust strategic alternatives process or if CEO McKenzie continues to take actions that a properly functioning Board could not possibly approve.

The new Board is also yet to prove it is open-minded and independent from management.  In short, Dakota Plains made no proactive change – rather, it opted for a defensive, reactionary tactics in the face of a potential election challenge to avoid fresh voices in the boardroom that would challenge the status quo and create a truly independent Board.

STRATEGIC ALTERNATIVES PROCESS MUST BE PURSUED IN EARNEST AND SHOULD RESULT IN A SALE OF THE COMPANY IN A VALUE-MAXIMIZING TRANSACTION

After our public letter on December 15, the incumbent Board retained “activist defense” specialist advisors.  These same “activist defense” advisors counseled another company in a similar situation, Endeavour International (“Endeavour”).  Endeavour serves as a cautionary tale that purporting to undertake a strategic review process as a defensive tactic to ward off shareholder input and then abandoning the process can have terrible consequences and fully wipe out shareholder value.

On February 14, 2013, Endeavour announced a review of strategic alternatives in order to fend off pressure from shareholders seeking to make changes to the incumbent board.  Later that year after the annual shareholder meeting, Endeavour announced an end of the strategic alternatives process without selling the company or any of its assets.  This announcement caused a 14% one-day drop in Endeavour’s stock price.  In 2014, Endeavour made unilateral changes to its board rather than settle with an activist shareholder and welcome shareholder representation on the board.  In neither year did the incumbent board have a viable plan to create shareholder value.  Instead its focus was apparently on short-term tactics to thwart shareholder input which only sought to upgrade the board.  Unfortunately, as a result of not selling the company or its assets to create shareholder value, Endeavour filed for bankruptcy in 2014 only a few months after the annual shareholder meeting, thus completely destroying all shareholder value.

Dakota Plains, thus far, has followed a similar playbook: first adopting changes to its bylaws to take away important shareholder rights, second announcing unilateral board changes to stave off shareholder input on Board composition, and third announcing a strategic alternatives review process under shareholder pressure.  CEO McKenzie has already made alarming statements that appear to backtrack on the promised strategic alternatives process and to twist the meaning of strategic alternatives from a sale of the Company to acquisitions by the Company instead.  We fear the Board and management team may attempt to use the Company as a compensation vehicle and strive to build an “empire” through imprudent acquisitions which destroy shareholder value instead of selling the Company to maximize shareholder value.  Further, any acquisition would likely result in the issuance of dilutive securities such as equity, high-yield debt, or convertibles.  We believe such dilutive issuances would make Dakota Plains less attractive to a potential acquirer, thus destroying shareholder value.  Rather than looking at whether an acquisition is “accretive”, we believe the Board should weigh any acquisition versus a sale of the Company.  As highlighted in our December 15, 2014 press release, we believe an immediate sale of the Company to the highest bidder would yield at least $3.50 per share for shareholders, representing at least an 80% premium to the current stock price and would be a far superior outcome to any acquisition Dakota Plains could feasibly make.

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Under the perceived threat of a proxy contest, the Board of Dakota Plains made commitments to its shareholders.  The Board and management committed to complete a robust strategic alternatives review process and maximize value for shareholders by selling the Company to the highest bidder. Although reactive and insufficient, the Board made changes to its composition and the Company’s strategic direction along the lines we urged for and we have made a decision to give this Board a chance to fulfill the promises they have made to all of us.  However, the Board’s intransigence through their discussions with us and their recent statements backtracking on commitments made, cause us concern and give grounds for skepticism.

As the largest shareholder of Dakota Plains, we believe that the Company owns an excellent, but undervalued asset and we are eager for the Company to close the current valuation gap by selling the Company to its natural owner -- an MLP.  We will monitor the Board closely to make sure it executes a thorough and fair process to sell the Company.  We invite any and all potential bidders to call us if they believe Dakota Plains is not running a genuine, thorough, and fair auction process.

About Lone Star Value Management:

Lone Star Value Management, LLC (“Lone Star Value”) is an investment firm that invests in undervalued securities and engages with its portfolio companies in a constructive way to help maximize value for all shareholders.  Lone Star Value was founded by Jeff Eberwein who was formerly a Portfolio Manager at Soros Fund Management and Viking Global Investors.  Lone Star Value is based in Old Greenwich, CT.

Jeffrey E. Eberwein, Managing Member
Lone Star Value Management, LLC

Investor Contacts:
John Glenn Grau
InvestorCom, Inc.
(203) 972-9300 ext. 11